Exhibit 99.1

Baidu Announces Second Quarter 2020 Results

BEIJING, China, August 13, 2020 – Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”), a leading search engine, knowledge and information centered Internet platform and AI company, today announced its unaudited financial results for the second quarter ended June 30, 20201.

“With COVID-19 becoming more manageable in China, Baidu’s business is steadily rebounding. We are pleased that in-app revenue grew in the second quarter, despite a challenging macro environment, further validating our strategy to make Baidu App a super app through AI-powered building blocks and marketing cloud platform.” said Robin Li, Co-founder and CEO of Baidu. “Baidu’s new AI businesses, including cloud, smart devices and smart transportation, saw double-digit growth in the second quarter and stand to become an important revenue driver in the years to come.”

“In addition to investing in new AI businesses, Baidu is also diversifying our revenue streams through membership, online games and others to increase the ARPU of our existing traffic.” said Herman Yu, CFO of Baidu. “The healthy growth of Baidu App and new AI businesses have enabled Baidu Core’s adjusted EBITDA margin to reach 41% in the second quarter. We plan to continue heavy investments in technology to maximize Baidu’s future growth potential.”

Second Quarter 2020 Financial Highlights

	Baidu, Inc.
(In millions except per ADS, unaudited)	Q2 2019	Q1 2020	Q2 2020		YOY	QOQ
	RMB	RMB	RMB	US$
Total revenues	26,326	22,545	26,034	3,685	(1%)	15%
Operating income (loss)	233	(437)	3,644	516	1,464%	—
Operating income (non-GAAP) [2]	1,955	1,437	5,605	793	187%	290%
Net income to Baidu	2,412	41	3,579	507	48%	8,629%
Net income to Baidu (non-GAAP) [2]	3,635	3,082	5,082	719	40%	65%
Diluted earnings per ADS	6.57	0.02	10.31	1.46	57%	51,450%
Diluted earnings per ADS (non-GAAP) [2]	10.11	8.84	14.73	2.08	46%	67%
Adjusted EBITDA [2]	3,355	2,852	7,015	993	109%	146%
Adjusted EBITDA margin	13%	13%	27%	27%

[1]

Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0651 to US$1.00, the exchange rate in effect as of June 30, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

[2]

Non-GAAP measures are defined in Non-GAAP Financial Measures section. Also see the table captioned “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details.

	Baidu Core
(In millions, unaudited)	Q2 2019	Q1 2020	Q2 2020		YOY	QOQ
	RMB	RMB	RMB	US$
Total revenues	19,540	15,268	18,926	2,679	(3%)	24%
Operating income	2,109	1,848	4,966	703	135%	169%
Operating income (non-GAAP) [2]	3,485	3,348	6,482	917	86%	94%
Net income to Baidu Core	3,731	1,698	4,424	626	19%	161%
Net income to Baidu Core (non-GAAP) [2]	4,740	4,519	5,656	801	19%	25%
Adjusted EBITDA[2]	4,766	4,641	7,771	1,100	63%	67%
Adjusted EBITDA margin	24%	30%	41%	41%

Other Highlights

Corporate

•

As part of corporate social responsibilities, Baidu is partnering with healthcare professionals and government organizations to tackle public health risks and improve the quality of life, using Baidu AI for public health monitoring, drug development and disease diagnosis. Baidu AI healthcare solutions have been adopted by nearly 2,000 hospitals and primary healthcare institutions across 27 provinces.

•

Baidu returned US$540 million to shareholders under the 2020 Share Repurchase Program in the second quarter, bringing the Company’s cumulative repurchase for the last two years to approximately US$1.9 billion.

•

Baidu’s board of directors recently approved a change to the 2020 Share Repurchase Program, increasing the repurchase authorization from US$1 billion to US$3 billion, which is effective through December 31, 2022.

Mobile Ecosystem

•	Baidu App daily active users (“DAUs”) reached 204 million in June 2020, adding 16 million users in the last 12 months.

•

As a leading Internet platform for content and services, Baidu has attracted a large variety of knowledge and information-based videos to its platform, including live and short videos. Over 800 sessions of topical live streaming were broadcasted in the second quarter, with sessions like Baidu Wiki Virtual Zoo, Summer Art Festival and Wandering through Civilization Season 2, attracting over 40,000,000 views.

•

Baijiahao (“BJH”) publisher accounts reached 3.4 million, up 52% year over year, in June 2020. The large scale of Baidu’s platform is drawing more original content creators to join BJH, which allows easy sharing of content across Baidu App, Haokan, Quanmin and Baidu’s full set of knowledge products.

•

Baidu Smart Mini Program (“SMP”) is becoming more lively with the number of SMPs joining Baidu’s network growing over five folds in the last year, and SMP monthly active users (“MAUs”) on Baidu App reaching 339 million, up 25% year over year. App developers are migrating to SMP, which enables users native-app like, closed-loop experience on third-party content and services, without having to leave Baidu and download the host apps.

•

Revenue from Baidu Managed Page increased to approximately 30% of Baidu Core’s online marketing services revenue in the second quarter of 2020. Merchants with HTML5 websites across many industries are switching to Managed Page, as the landing page for their search results.

DuerOS

•	In June 2020, DuerOS monthly voice queries on Xiaodu devices reached 2.8 billion, nearly doubling from last year, and DuerOS total monthly voice queries reached 5.8 billion, up 57% from last year.

•	DuerOS skills store now offers 4,000 skills in wide ranging genres, including education, video, online game and live streaming. DuerOS developer community has grown to over 42,000 members.

•	JD.com announced that Xiaodu series of smart displays and smart speakers was the best-selling in the smart speaker category on its platform during this year’s June 18 Shopping Festival.

Cloud, AI Services & AI Platform

•

Baidu formed a strategic partnership with China National Building Materials Group (CNBM Group), the parent of 13 listed companies. CNBM Group plans to use Baidu AI PaaS, equipped with big data and IoT edge computing capabilities, to provide intelligent logistics, intelligent factory and industrial autonomous driving. For example, CNBM Group plans to use Baidu AI PaaS paired with Baidu intelligent map to improve the routing efficiency of its logistics vehicles and track the vehicles whereabouts to optimize operational costs and increase traffic safety.

•	Baidu’s AI open platform, built on top of Baidu Cloud, offers over 260 AI capabilities, which are tapped by over 2.1 million developers.

•

At the World Artificial Intelligence Conference, Baidu’s natural language processing framework ERNIE (Enhanced Representation through kNowledge IntEgration) earned the distinction of the SAIL (Super AI Leader) Award, recognizing inspiring technology breakthroughs, application innovations and AI projects that change people’s lives.

Apollo

•	The Apollo robotaxi operations in Beijing, Changsha and Cangzhou have expanded into larger networks and more complex road conditions, such as downtown streets.

•

In May 2020, Baidu completed the 145,000 square feet Apollo Park in Beijing, an autonomous driving and V2X testing facility that supports testing, operational command center, cloud control system, vehicle warehousing, maintenance and calibration.

iQIYI

•

iQIYI subscribers reached 104.9 million, up 4% year over year, in June 2020, and membership revenue was up 19% year over year. iQIYI’s large subscriber base further strengthens iQIYI’s foundation to produce entertainment blockbuster originals.

Second Quarter 2020 Results

Total revenues reached RMB 26.0 billion ($3.69 billion), decreasing 1% year over year. Online marketing revenues were RMB 17.7 billion ($2.50 billion), decreasing 8% year over year. Other revenues were RMB 8.3 billion ($1.18 billion), increasing 18% year over year, driven by the strong growth of iQIYI membership and Baidu’s cloud and smart transportation solutions.

Revenue from Baidu Core reached RMB 18.9 billion ($2.68 billion), decreasing 3% year over year. Revenue from iQIYI reached RMB 7.4 billion ($1.05 billion), up 4% year over year. iQIYI membership revenue grew 19% year over year, partially offset by online advertising revenue declining 28% year over year.

Cost of revenues was RMB 13.1 billion ($1.86 billion), decreasing 19% year over year, primarily due to a decrease in traffic acquisition costs, sales tax and surcharges, and costs of goods sold. The decrease in traffic acquisition costs reflected decreasing union revenues, as the Company focused on optimizing profitability over revenue growth.

Selling, general and administrative expenses were RMB 4.4 billion ($625 million), decreasing 16% year over year, primarily due to decreased marketing spending and personnel related expenses.

Research and development expenses were RMB 4.8 billion ($685 million), increasing 2% year over year.

Operating income was RMB 3.6 billion ($516 million) and operating margin was 14%. Baidu Core operating income was RMB 5.0 billion ($703 million) and Baidu Core operating margin was 26%.

Non-GAAP operating income was RMB 5.6 billion ($793 million), and non-GAAP operating margin was 22%. Non-GAAP Baidu Core operating income was RMB 6.5 billion ($917 million), and non-GAAP Baidu Core operating margin was 34%.

Total other income was RMB 366 million ($53 million), decreasing 70% year over year, primarily due to loss from equity method investments, which is booked a quarter in arrears and reflects the impact of COVID-19 on its investees.

Income tax expense was RMB 1.2 billion ($174 million), which included tax withholding accrual for dividend distribution to offshore entities, compared to RMB 416 million in Q2 2019.

Net income attributable to Baidu was RMB 3.6 billion ($507 million), and diluted earnings per ADS was RMB 10.31 ($1.46). Net income attributable to Baidu Core was RMB 4.4 billion ($626 million). Non-GAAP net income attributable to Baidu was RMB 5.1 billion ($719 million), and non-GAAP net margin was 20%. Non-GAAP diluted earnings per ADS amounted to RMB 14.73 ($ 2.08). Non-GAAP net income attributable to Baidu Core was RMB 5.7 billion ($801 million), and non-GAAP net margin for Baidu Core was 30%.

Adjusted EBITDA was RMB 7.0 billion ($993 million) and adjusted EBITDA margin was 27%. Adjusted EBITDA for Baidu Core was RMB 7.8 billion ($1.1 billion) and adjusted EBITDA margin for Baidu Core was 41%.

As of June 30, 2020, cash, cash equivalents, restricted cash and short-term investments were RMB 154.1 billion ($21.80 billion), and cash, cash equivalents, restricted cash and short-term investments excluding iQIYI were RMB 144.6 billion ($20.46 billion). Free cash flow was RMB 7.3 billion ($1.04 billion). Free cash flow excluding iQIYI was RMB 8.8 billion ($1.24 billion).

For more information on the adoption of ASU 2019-02 beginning January 1, 2020, in accordance with the new accounting standard, please see explanation under “Non-GAAP Financial Measures.”

Financial Guidance

For the third quarter of 2020, Baidu expects revenues to be between RMB 26.3 billion ($3.7 billion) and RMB 28.7 billion ($4.1 billion), representing a growth rate of -6% to 2% year over year, which assumes that Baidu Core revenue will grow between -7% and 3% year over year. The COVID-19 situation in China is evolving, and business visibility is very limited. The above forecast reflects Baidu’s current and preliminary view, which is subject to substantial uncertainty.

Conference Call Information

Baidu’s management will hold an earnings conference call at 9:15 PM on August 13, 2020, U.S. Eastern Time (9:15 AM on August 14, 2020, Beijing/Hong Kong Time).

Please register in advance of the conference call using the link provided below. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID by email.

For pre-registration, please click http://apac.directeventreg.com/registration/event/2568424. It will automatically direct you to the registration page of “Baidu Q2 2020 Earnings Conference Call”, where you may fill in your details for RSVP. If it requires you to enter a participant conference ID, please enter “2568424”.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), Direct Event passcode and unique registrant ID) provided in the confirmation email that you have received following your pre-registration.

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

A replay of the conference call may be accessed by phone at the following number until August 21, 2020:

International:        +61 2 8199 0299

Passcode:              2568424

About Baidu

Baidu, Inc. is a leading search engine, knowledge and information centered Internet platform and AI company. The Company’s mission is to make the complicated world simpler through technology. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Contacts

Investors Relations, Baidu, Inc. Tel: +86-10-5992-8888 Email: ir@baidu.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the third quarter of 2020, quotations from management in this announcement, as well as Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss) attributable to Baidu, non-GAAP net margin, non-GAAP diluted earnings per ADS, adjusted EBITDA, adjusted EBITDA margin and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding not only non-cash charges, but also other items that are infrequent or unusual in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses and amortization and impairment of intangible assets resulting from business combinations.

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, adjusted for related income tax effects. Baidu’s share of equity method investments for these non-GAAP reconciling items, amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated by dividing non-GAAP net income attributable to Baidu, which is adjusted for accretion for the redeemable non-controlling interests, by the weighted average number of ordinary shares expressed in ADS. Adjusted EBITDA represents operating income excluding depreciation, amortization and impairment of intangible assets resulting from business combinations, and share-based compensation expenses.

Free cash flow represents net cash provided by operating activities less capital expenditures. Starting from January 1, 2020, Baidu adopted ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials, which reclassifies cash outflows for costs incurred to acquire licensed contents from investing activities to operating activities. To increase comparability, 2019 free cash flow has been retrospectively adjusted to include cash outflows of acquisition of licensed copyrights, which is presented on the same basis as 2020 and going forward.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

Baidu, Inc.

Condensed Consolidated Statements of Income (Loss)

(In millions except for share, per share (or ADS) information, unaudited)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	US$(2)	RMB	RMB	US$(2)
Revenues:
Online marketing services	19,237	14,243	17,688	2,504	36,894	31,931	4,520
Others	7,089	8,302	8,346	1,181	13,555	16,648	2,355

Total revenues	26,326	22,545	26,034	3,685	50,449	48,579	6,875

Costs and expenses:
Cost of revenues(1)	16,116	14,687	13,134	1,859	30,955	27,821	3,938
Selling, general and administrative(1)	5,243	3,852	4,417	625	11,297	8,269	1,170
Research and development(1)	4,734	4,443	4,839	685	8,900	9,282	1,313

Total costs and expenses	26,093	22,982	22,390	3,169	51,152	45,372	6,421

Operating income (loss)	233	(437)	3,644	516	(703)	3,207	454
Other income (loss):
Interest income	1,205	1,441	1,312	186	2,277	2,753	390
Interest expense	(805)	(751)	(820)	(116)	(1,498)	(1,571)	(222)
Foreign exchange income (loss), net	216	(98)	55	8	(97)	(43)	(6)
Gain (loss) from equity method investments	429	181	(1,732)	(245)	(431)	(1,551)	(220)
Other income (loss), net	193	(1,816)	1,551	220	1,887	(265)	(37)

Total other income (loss), net	1,238	(1,043)	366	53	2,138	(677)	(95)

Income (loss) before income taxes	1,471	(1,480)	4,010	569	1,435	2,530	359
Income tax expense	416	198	1,222	174	710	1,420	201

Net income (loss)	1,055	(1,678)	2,788	395	725	1,110	158
Net loss attributable to noncontrolling interests	(1,357)	(1,719)	(791)	(112)	(1,360)	(2,510)	(355)

Net income attributable to Baidu	2,412	41	3,579	507	2,085	3,620	513

Earnings per ADS (1 Class A ordinary share equals 10 ADSs):
-Basic	6.84	0.05	10.34	1.46	5.86	10.37	1.47
-Diluted	6.57	0.02	10.31	1.46	5.72	10.32	1.46
Earnings per share for Class A and Class B ordinary shares:
-Basic	68.38	0.52	103.44	14.64	58.60	103.66	14.67
-Diluted	65.69	0.23	103.06	14.59	57.22	103.20	14.61
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	34,996,791	34,577,763	34,377,658	34,377,658	34,981,800	34,477,710	34,477,710
Diluted	35,044,719	34,757,943	34,505,617	34,505,617	35,055,695	34,631,780	34,631,780
(1) Includes share-based compensation expenses as follows:
Cost of revenues	99	81	108	15	165	189	27
Selling, general and administrative	503	464	550	78	1,019	1,014	144
Research and development	1,022	945	1,188	168	1,648	2,133	302

Total share-based compensation expenses	1,624	1,490	1,846	261	2,832	3,336	473

(2)

All translations from RMB to U.S. dollars are made at a rate of RMB 7.0651 to US$1.00, the exchange rate in effect as of June 30, 2020 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

Baidu, Inc.

Condensed Consolidated Balance Sheets

(In millions except for share information, unaudited)

	December 31,	June 30,	June 30,
	2019	2020	2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	33,443	20,349	2,880
Restricted cash	996	1,528	216
Short-term investments	112,924	132,174	18,708
Accounts receivable, net	7,416	6,706	949
Amounts due from related parties	1,594	1,637	232
Other current assets, net	9,189	9,654	1,366

Total current assets	165,562	172,048	24,351

Non-current assets:
Fixed assets, net	18,311	16,894	2,391
Licensed copyrights, net	6,287	5,743	813
Intangible assets, net	1,600	1,633	231
Goodwill	18,250	18,767	2,656
Long-term investments, net	69,410	68,625	9,713
Amounts due from related parties	3,564	3,585	507
Deferred tax assets, net	2,193	1,399	198
Operating lease right-of-use assets	7,332	7,352	1,041
Other non-current assets	8,807	8,422	1,193

Total non-current assets	135,754	132,420	18,743

Total assets	301,316	304,468	43,094

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans	2,618	3,619	512
Accounts payable and accrued liabilities	32,701	31,986	4,527
Customer deposits and deferred revenue	11,062	11,601	1,642
Deferred income	529	507	72
Long-term loans, current portion	737	7,506	1,062
Notes payable, current portion	5,219	—	—
Amounts due to related parties	2,231	2,850	403
Operating lease liabilities	2,283	2,379	337

Total current liabilities	57,380	60,448	8,555

Non-current liabilities:
Deferred income	17	44	6
Deferred revenue	1,009	756	107
Amounts due to related parties	3,846	3,853	545
Long-term loans	7,804	887	126
Notes payable	38,090	45,681	6,466
Convertible senior notes	12,297	12,694	1,797
Deferred tax liabilities	3,273	3,511	497
Operating lease liabilities	4,486	4,404	623
Other non-current liabilities	299	394	57

Total non-current liabilities	71,121	72,224	10,224

Total liabilities	128,501	132,672	18,779

Redeemable noncontrolling interests	1,109	1,173	166
Equity
Total Baidu shareholders’ equity	163,599	164,509	23,284
Noncontrolling interests	8,107	6,114	865

Total equity	171,706	170,623	24,149

Total liabilities, redeemable noncontrolling interests, and equity	301,316	304,468	43,094

Baidu, Inc.

Selected Information

(In millions except for per ADS information, unaudited)

	Three months ended June 30, 2019 (RMB)					Three months ended March 31, 2020 (RMB)					Three months ended June 30, 2020 (RMB)					Three months ended June 30, 2020 (US$)
	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.
Total revenues	19,540	7,110	(324)		26,326	15,268	7,650	(373)		22,545	18,926	7,412	(304)		26,034	2,679	1,049	(43)		3,685
YOY											(3%)	4%			(1%)
QOQ											24%	(3%)			15%
Costs and expenses:
Cost of revenues (1)	9,453	6,981	(318)		16,116	7,088	7,903	(304)		14,687	6,555	6,834	(255)		13,134	928	967	(36)		1,859
Selling, general and administrative (1)	3,898	1,346	(1)		5,243	2,560	1,311	(19)		3,852	3,230	1,196	(9)		4,417	457	169	(1)		625
Research and development (1)	4,080	655	(1)		4,734	3,772	678	(7)		4,443	4,175	664	—		4,839	591	94	—		685

Total costs and expenses	17,431	8,982	(320)		26,093	13,420	9,892	(330)		22,982	13,960	8,694	(264)		22,390	1,976	1,230	(37)		3,169

YOY
Cost of revenues											(31%)	(2%)			(19%)
Selling, general and administrative											(17%)	(11%)			(16%)
Research and development											2%	1%			2%
Cost and expenses											(20%)	(3%)			(14%)
Operating income (loss)	2,109	(1,872)	(4)		233	1,848	(2,242)	(43)		(437)	4,966	(1,282)	(40)		3,644	703	(181)	(6)		516
YOY											135%	(32%)			1464%
QOQ											169%	(43%)			—
Operating margin	11%	(26%)			1%	12%	(29%)			(2%)	26%	(17%)			14%
Add: total other income (loss),net	1,664	(426)	—		1,238	(414)	(629)	—		(1,043)	507	(141)	—		366	73	(20)	—		53
Less: income tax expense	410	6			416	193	5	—		198	1,206	16	—		1,222	172	2	—		174
Less: net income (loss) attributable to NCI	(368)	23	(1,012	)(3)	(1,357)	(457)	(1)	(1,261	)(3)	(1,719)	(157)	3	(637	)(3)	(791)	(22)	—	(90	)(3)	(112)

Net income(loss) attributable to Baidu	3,731	(2,327)	1,008		2,412	1,698	(2,875)	1,218		41	4,424	(1,442)	597		3,579	626	(203)	84		507

YOY											19%	(38%)			48%
QOQ											161%	(50%)			8629%
Net margin	19%	(33%)			9%	11%	(38%)			0%	23%	(19%)			14%
Non-GAAP financial measures:
Operating income (loss) (non-GAAP)	3,485	(1,526)			1,955	3,348	(1,868)			1,437	6,482	(837)			5,605	917	(118)			793
YOY											86%	(45%)			187%
QOQ											94%	(55%)			290%
Operating margin (non-GAAP)	18%	(21%)			7%	22%	(24%)			6%	34%	(11%)			22%
Net income (loss) attributable to Baidu (non-GAAP)	4,740	(1,962)			3,635	4,519	(2,482)			3,082	5,656	(956)			5,082	801	(135)			719
YOY											19%	(51%)			40%
QOQ											25%	(61%)			65%
Net margin (non-GAAP)	24%	(28%)			14%	30%	(32%)			14%	30%	(13%)			20%
Adjusted EBITDA	4,766	(1,407)			3,355	4,641	(1,746)			2,852	7,771	(716)			7,015	1,100	(101)			993
YOY											63%	(49%)			109%
QOQ											67%	(59%)			146%
Adjusted EBITDA margin	24%	(20%)			13%	30%	(23%)			13%	41%	(10%)			27%
(1) Includes share-based compensation as follows:
Cost of revenues	58	41			99	34	47			81	49	59			108	7	8			15
Selling, general and administrative	327	176			503	273	191			464	331	219			550	47	31			78
Research and development	959	63			1,022	877	68			945	1,102	86			1,188	156	12			168

Total share-based compensation	1,344	280			1,624	1,184	306			1,490	1,482	364			1,846	210	51			261

(2)	Relates to intersegment eliminations and adjustments
(3)	Relates to the net loss attributable to iQIYI noncontrolling interests

Baidu, Inc.

Condensed Consolidated Statements of Cash Flows

(In millions, unaudited)

	Three months ended June 30, 2019 (RMB)			Three months ended March 31, 2020 (RMB)			Three months ended June 30, 2020 (RMB)			Three months ended June 30, 2020 (US$)
	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.
Net cash provided by (used in) operating activities	6,074	891	6,965	2,801	(604)	2,197	9,547	(1,358)	8,189	1,351	(192)	1,159
Net cash provided by (used in) investing activities	(2,713)	(7,836)	(10,549)	(11,084)	(1,610)	(12,694)	(8,854)	1,144	(7,710)	(1,254)	162	(1,092)
Net cash provided by (used in) financing activities	(8,822)	373	(8,449)	(1,296)	(79)	(1,375)	(2,211)	823	(1,388)	(312)	116	(196)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	235	170	405	139	64	203	26	(10)	16	3	(1)	2

Net increase (decrease) in cash, cash equivalents and restricted cash	(5,226)	(6,402)	(11,628)	(9,440)	(2,229)	(11,669)	(1,492)	599	(893)	(212)	85	(127)
Cash, cash equivalents and restricted cash
At beginning of period	20,541	14,026	34,567	27,529	6,910	34,439	18,089	4,681	22,770	2,560	663	3,223
At end of period	15,315	7,624	22,939	18,089	4,681	22,770	16,597	5,280	21,877	2,348	748	3,096
Net cash provided by (used in) operating activities	6,074	891	6,965	2,801	(604)	2,197	9,547	(1,358)	8,189	1,351	(192)	1,159
Less: Capital expenditures	(1,204)	(155)	(1,359)	(478)	(67)	(545)	(797)	(57)	(854)	(113)	(8)	(121)
Less: Acquisition of licensed copyrights(1)	(41)	(2,906)	(2,947)	—	—	—	—	—	—	—	—	—

Free cash flow	4,829	(2,170)	2,659	2,323	(671)	1,652	8,750	(1,415)	7,335	1,238	(200)	1,038

Note: Baidu excl. iQIYI represents Baidu, Inc. minus iQIYI’s consolidated cash flows.

(1)   Starting from January 1, 2020, Baidu adopted ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials, which reclassifies cash outflows for costs incurred to acquire licensed contents from investing activities to operating activities. To increase comparability, 2019 non-GAAP measure of free cash flow has been retrospectively adjusted to include cash outflows of acquisition of licensed copyrights, which is presented on the same basis as 2020 and going forward.

Free cash flow, previously reported	4,870	736	5,606	2,323	2,056	4,379	8,750	1,290	10,040	1,238	183	1,421
Less: Acquisition of licensed copyrights	(41)	(2,906)	(2,947)	—	(2,727)	(2,727)	—	(2,705)	(2,705)	—	(383)	(383)

Free cash flow, revised	4,829	(2,170)	2,659	2,323	(671)	1,652	8,750	(1,415)	7,335	1,238	(200)	1,038

Baidu, Inc.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(In millions except for ADS and per ADS information, unaudited)

	Three months ended			Three months ended			Three months ended			Three months ended
	June 30, 2019 (RMB)			March 31, 2020 (RMB)			June 30, 2020 (RMB)			June 30, 2020 (US$)
	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.
Operating income (loss)	2,109	(1,872)	233	1,848	(2,242)	(437)	4,966	(1,282)	3,644	703	(181)	516
Add: Share-based compensation expenses	1,344	280	1,624	1,184	306	1,490	1,482	364	1,846	210	51	261
Add: Amortization and impairment of intangible assets(1)	32	66	98	316	68	384	34	81	115	4	12	16

Operating income (loss) (non-GAAP)	3,485	(1,526)	1,955	3,348	(1,868)	1,437	6,482	(837)	5,605	917	(118)	793
Add: Depreciation of fixed assets	1,281	119	1,400	1,293	122	1,415	1,289	121	1,410	183	17	200

Adjusted EBITDA	4,766	(1,407)	3,355	4,641	(1,746)	2,852	7,771	(716)	7,015	1,100	(101)	993
Net income (loss) attributable to Baidu	3,731	(2,327)	2,412	1,698	(2,875)	41	4,424	(1,442)	3,579	626	(203)	507
Add: Share-based compensation expenses	1,337	280	1,495	1,177	306	1,348	1,473	364	1,676	208	51	237
Add: Amortization and impairment of intangible assets(1)(3)	8	52	37	143	54	173	19	65	55	4	9	8
Add: Disposal loss (gain)(3)(4)	(181)	—	(181)	(252)	—	(252)	453	—	453	64	—	64
Add: Impairment of long-term investments(3)	162	23	185	1,528	24	1,542	752	48	779	107	7	110
Add: Fair value loss (gain) of long-term investments(3)	(285)	(1)	(286)	(176)	—	(176)	(2,535)	—	(2,535)	(359)	—	(359)
Add: Reconciling items on equity method investments(2)	(32)	11	(27)	401	9	406	1,070	9	1,075	151	1	152

Net income (loss) attributable to Baidu (non-GAAP)	4,740	(1,962)	3,635	4,519	(2,482)	3,082	5,656	(956)	5,082	801	(135)	719
Diluted earnings per ADS			6.57			0.02			10.31			1.46
Add: Accretion of the redeemable noncontrolling interests			0.05			0.07			0.07			0.01
Add: Non-GAAP adjustments to earnings per ADS			3.49			8.75			4.35			0.61

Diluted earnings per ADS (non-GAAP)			10.11			8.84			14.73			2.08

(1)	This represents amortization and impairment of intangible assets resulting from business combinations.
(2)

This represents Baidu’s share of equity method investments for other non-GAAP reconciling items, amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares, adjusted for related income tax effects.

(3)	Net of related tax impact
(4)	Includes re-measurement gain or loss of previous held equity interest in the acquisition